# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vicapsys Life Sciences, Inc., CIK 0001468639
CUSIP: 92560A106
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 7778 Mcginnis Ferry Rd., #270, Suwanee, Georgia (GA), 30024
Date of event which requires filing of this statement: 04/20/2020
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001582384

## Reporting persons
- Wildcat Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,070,588; sole dispositive power 0; shared dispositive power 6,070,588; aggregate amount beneficially owned 6,070,588 (18.8% of the class)
- Wildcat Partner Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 6,070,588; sole dispositive power 0; shared dispositive power 6,070,588; aggregate amount beneficially owned 6,070,588 (18.8% of the class)
- Leonard A. Potter: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,070,588; sole dispositive power 0; shared dispositive power 6,070,588; aggregate amount beneficially owned 6,070,588 (18.8% of the class)

## Item 1. Issuer
Name of issuer: Vicapsys Life Sciences, Inc.
Address of issuer's principal executive offices: 7778 Mcginnis Ferry Rd. #270, Suwanee, GA 30024

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly on behalf of Wildcat Capital Management, LLC ("Wildcat Capital"), Wildcat Partner Holdings, LP ("WPH") and Leonard A. Potter (each, a "Reporting Person" and, collectively, the "Reporting Persons") pursuant to Rule 13d-1(k)(1) under the Act. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" within the meaning of Section 13(d)(3) of the Act exists.

The agreement required by Rule 13d-1(k)(1)(iii) is filed as Exhibit 1 hereto and is incorporated by reference herein.
Address of principal business office or, if none, residence:
The principal business address of each of Wildcat Capital and Leonard A. Potter is:

888 7th Avenue, 37th Floor
New York, New York 10106

The principal business address of WPH is:

301 Commerce Street, Suite 3150
Fort Worth, Texas 76102
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: WPH holds 6,070,588 shares of the Issuer's Common Stock, $0.001 par value per share (the "Common Stock") (the "WPH Shares"). Wildcat Capital may be deemed to beneficially own the WPH Shares based on having voting power, which includes the power to vote or to direct the voting of such shares, and investment power, which includes the power to dispose, or direct the disposition of, such shares, pursuant to the terms of the WPH limited partnership agreement and an investment management agreement by and between Wildcat Capital and WPH. Mr. Potter is an officer and the sole member of Wildcat Capital. Because of the relationship of Mr. Potter to Wildcat Capital, Mr. Potter may be deemed to beneficially own the WPH Shares. Accordingly, each Reporting Person disclaims beneficial ownership of any Common Stock beneficially owned by the other Reporting Persons except to the extent of their pecuniary interest therein.
Percent of class:
See responses to Item 11 of each cover page.

The percentages herein are calculated based upon the statement in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2024, as filed with the SEC on January 10, 2025, that there were 32,371,299 outstanding shares of common stock of the Issuer as of November 18, 2024.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Wildcat Capital Management, LLC: Leonard A. Potter, President (03/21/2025)
- Wildcat Partner Holdings, LP: Sherri Conn, Vice President (03/21/2025)
- Leonard A. Potter: Leonard A. Potter, Leonard A. Potter (03/21/2025)
Comment: Exhibit 1 Agreement of Joint Filing by and among Wildcat Capital Management, LLC, Wildcat Partner Holdings, LP and Leonard A. Potter, dated as of March 21, 2025, as required by Rule 13d-1(k)(1) under the Act.